UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Sonida Senior Living, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)

140475203

(CUSIP Number)

Keith O’Connor
Conversant Capital LLC
25 Deforest Avenue
Summit, NJ 07901
908-466-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
John M. Bibona
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

June 29, 2023

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (A) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,016,927 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,016,927 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,016,927 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 3,404,839 shares of Issuer’s common stock, (ii) 968,550 shares of Issuer’s common stock issuable upon conversion of 38,742 shares of Series A Preferred Stock of the Issuer, (iii) 968,538 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 675,000 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 7,075,346 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on May 11, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 750,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

1	NAMES OF REPORTING PERSONS
Conversant Dallas Parkway (B) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
448,554 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
448,554 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
448,554 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 248,142 shares of Issuer’s common stock, (ii) 62,700 shares of Issuer’s common stock issuable upon conversion of 2,508 shares of Series A Preferred Stock of the Issuer, (iii) 62,712 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 75,000 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment.
(2) The percentage reflected is based on the sum of (i) 7,075,346 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on May 11, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 750,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,465,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,465,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,465,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 3,652,981 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 750,000 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment, in each case, held in aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
(2) The percentage reflected is based on the sum of (i) 7,075,346 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on May 11, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 750,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

1	NAMES OF REPORTING PERSONS
Michael J. Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,465,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,465,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,465,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 3,652,981 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 750,000 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment, in each case, held in aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
(2) The percentage reflected is based on the sum of (i) 7,075,346 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on May 11, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 750,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,465,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,465,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,465,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of (i) 3,652,981 shares of Issuer’s common stock, (ii) 1,031,250 shares of Issuer’s common stock issuable upon conversion of 41,250 shares of Series A Preferred Stock of the Issuer, (iii) 1,031,250 shares of Issuer’s common stock issuable upon exercise of warrants of the Issuer, and (iv) 750,000 shares of Issuer’s common stock issuable upon draws by the Issuer under the Conversant Equity Commitment, in each case, held in aggregate by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.
(2) The percentage reflected is based on the sum of (i) 7,075,346 outstanding shares of common as provided under Form 10-Q filed by the Issuer with the SEC on May 11, 2023, plus (ii) 1,031,250 shares of common stock issuable in the aggregate upon conversion of the Series A Preferred Stock held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iii) 1,031,250 shares of common stock issuable in the aggregate upon exercise of the Issuer warrants held by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP, plus (iv) 750,000 shares of common stock issuable in the aggregate upon draws of the Issuer under the Conversant Equity Commitment entered into by Conversant Dallas Parkway (A) LP and Conversant Dallas Parkway (B) LP.

This amendment (this “Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons on November 3, 2021 (the “Original Schedule 13D”) with respect to the Common Stock, par value $0.01 (the “Common Stock” or “Shares”) of Sonida Senior Living, Inc. (formerly Capital Senior Living Corporation) (the “Issuer”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D. The Original Schedule 13D is amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Schedule 13D, such incorporation by reference is also amended hereby.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated to read as follows:

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Sonida Senior Living, Inc., a Delaware corporation (the “Issuer”), formerly known as Capital Senior Living Corporation. The principal executive offices of the Issuer are located at 14755 Preston Road, Suite 810, Dallas, Texas 75254.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

As disclosed on a Current Report on Form 8-K filed by the Issuer with the SEC on July 5, 2023 (the “July 5, 2023 8-K”), the Conversant Investors made a $13.5 million equity commitment (the “Conversant Equity Commitment”) to the Issuer for a term of 18 months in connection with other steps undertaken by the Issuer as further described in the July 5, 2023 8-K. The Conversant Equity Commitment was made to the Issuer in exchange for the issuance of 60,766 shares of Common Stock to Investor A and 6,734 shares of Common Stock to Investor B, as further described in the July 5, 2023 8-K. The Issuer may draw additional equity under the Conversant Equity Commitment at a price per share of Common Stock of $10.00 during its term, subject to the terms and conditions of the Conversant Equity Commitment, as further described in the July 5, 2023 8-K. Shares of Common Stock issued to the Conversant Investors pursuant to the Conversant Equity Commitment will be subject to the Conversant Investors’ rights under the Registration Rights Agreement. The preceding summary of the Conversant Equity Commitment is qualified by reference to the full text of the Conversant Equity Commitment. The Conversant Investors expect to satisfy their obligations under the Conversant Equity Commitment by upsizing investments from their existing investors.

On July 3, 2023, the Issuer notified the Conversant Investors of a draw of $6 million under the Conversant Equity Commitment, pursuant to which the Issuer will issue 540,145 shares of Common Stock to Investor A and 59,855 shares of Common Stock to Investor B.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

The disclosure set forth above in Item 3 of this Amendment is incorporated herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

Item 5(c) is hereby amended and restated to read as follows:

(c) Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 5(d) is hereby amended and restated to read as follows:

(d) Except for clients of Conversant Capital or another investment advisor subsidiary of Conversant Capital who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Preferred Stock, Common Stock or Warrants, if any, held in managed accounts, no person, other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Series A Preferred Stock, Common Stock or Warrants described in this Schedule 13D.

Item 5(e) is hereby amended and restated to read as follows:

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 3 of this Amendment regarding the Conversant Equity Commitment is incorporated herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
1.4
Equity Commitment Agreement among Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP and Sonida Senior Living, Inc. dated June 29, 2023 (incorporated by referenced to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 2023).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July ___, 2023

CONVERSANT DALLAS PARKWAY (A) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky
Title: Managing Member

CONVERSANT DALLAS PARKWAY (B) LP

By: Conversant GP Holdings LLC, its general partner

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky
Title: Managing Member

CONVERSANT GP HOLDINGS LLC

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky
Title: Managing Member

CONVERSANT CAPITAL LLC

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky
Title: Managing Member

MICHAEL SIMANOVSKY

/s/ Michael J. Simanovsky
Name: Michael J. Simanovsky